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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MULTILINK TECHNOLOGY CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

62544T208

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]
Rule 13d-1(b)

[ ]
Rule 13d-1(c)

[X]
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62544T208

1.
    Names of Reporting Persons. I.R.S. Identification Nos. of
      above persons (entities
only). Matthias Bussmann and Malka Bussmann

    2.
Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)
............................................................................................................................................................

(b)
............................................................................................................................................................

3.
    SEC Use Only
............................................................................................................................................

4.
Citizenship or Place of Organization Germany, United States

    Number of Shares Beneficially Owned
by Each Reporting Person With

5.
    Sole Voting Power

      551,000 Class A Common Shares consisting of

      (i) 103,000 Class A Common Shares; plus

      (ii) 448,000 Class B Common Shares (convertible on a 1 for 1 basis into
      Class A Common Shares; voting on a 10 for 1 basis with the Class A Common
Shares when unconverted).

6.
    Shared Voting Power
0

7.
    Sole Dispositive Power

      551,000 Class A Common Shares consisting of

      (i) 103,000 Class A Common Shares; plus

      (ii) 448,000 Class B Common Shares (convertible on a 1 for 1 basis into
      Class A Common Shares; voting on a 10 for 1 basis with the Class A Common
Shares when unconverted).

8.
    Shared Dispositive Power
0

9.
    Aggregate Amount Beneficially Owned by Each Reporting Person
551,000 Class A Common Shares on an as-if converted basis

10.
    Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions).................................

11.
Percent of Class Represented by Amount in Row (9) 7.3%

12.
    Type of Reporting Person
IN

    .............................................................................................................................................................................................

......................................................................................................................................................................................

......................................................................................................................................................................................

......................................................................................................................................................................................

......................................................................................................................................................................................

......................................................................................................................................................................................

Item 1.

(a)
Name of Issuer MULTILINK TECHNOLOGY CORPORATION

(b)
    Address of Issuer's Principal Executive Offices
300 Atrium Drive, Second Floor, Somerset, NJ 08873

Item 2.

(a)
    Name of Person Filing Matthias Bussmann and Malka
Bussmann

(b)
    Address of Principal Business Office or, if none,
Residence 5042 Wilshire Blvd. #524, Los Angeles, CA 90036

(c)
Citizenship Germany/U.S.A.

(d)
Title of Class of Securities Class A Common Stock

(e)
CUSIP Number 62544T208

Item 3.
    If this statement is filed pursuant to Par. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       Not applicable

Item 4.
Ownership.

    Provide the following information regarding the aggregate
      number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: 551,000.

(b)
Percent of class: 7.3%.

(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote 551,000.

(ii)
Shared power to vote or to direct the vote 0.

(iii)
    Sole power to dispose or to direct the disposition of
551,000.

(iv)
Shared power to dispose or to direct the disposition of 0.

Item 5.
    Ownership of Five Percent or Less of a Class
       Not applicable

Item 6.
    Ownership of More than Five Percent on Behalf
      of Another Person.
       Not applicable

Item 7.
    Identification and Classification of the
      Subsidiary Which Acquired the Security Being Reported on By the Parent
      Holding Company or Control Person.
       Not applicable

Item 8.
    Identification and Classification of Members of
      the Group
       Not applicable

Item 9.
    Notice of Dissolution of Group
       Not applicable

Item 10.
    Certification
       Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    2/13/02____________________________ Date
       /s/ Matthias Bussmann     /s/ Malka Bussmann Signature
        Matthias
      Bussmann
      Malka Bussmann Name/Title